As filed with the Securities and Exchange Commission on October 28, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAPTICS INCORPORATED
(Name of Subject Company (Issuer))

SYNAPTICS INCORPORATED (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

0.75% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)
87157DAA7 and 87157DAB5
(CUSIP Number of Class of Securities)

Thomas J. Tiernan
President and Chief Executive Officer
3120 Scott Blvd.
Santa Clara, California 95054
(408) 454-5100
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$65,547,886.25	$3,657.57

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The repurchase price of the 0.75% Convertible Senior Subordinated Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 27, 2009, there was $65,303,000 aggregate principal amount outstanding and $244,886.25 interest due to be paid on December 1, 2009, resulting in an aggregate repurchase price of $65,547,886.25.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Filing Party: Not Applicable

Form or Registration No.: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     As required by, pursuant to the terms of, and subject to the conditions set forth in the Indenture, dated as of December 7, 2004 (the “Indenture”), between Synaptics Incorporated, a Delaware corporation (“Synaptics” or the “Company”), and American Stock Transfer & Trust Company, as trustee (the “Trustee”), for the Company’s 0.75% Convertible Senior Subordinated Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Synaptics with respect to the right of each holder (a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes (the “Put Option”), as set forth in the Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO.
     This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
     The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Company Notice. The Notes are convertible into cash and, if applicable, common stock, par value $.001 per share, of the Company subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 3120 Scott Blvd., Santa Clara, California 95054 and its telephone number is (408) 454-5100. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to sell the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Company Notice is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR, and (iv) the Company Notice applies to all outstanding Notes.

(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit No.	Exhibit Name

(a)(1)(A)	Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009.

(a)(1)(B)	Form of Holder Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9.

(a)(5)	Press Release Regarding Put Option, dated October 28, 2009.

(b)	Not applicable.

Exhibit No.	Exhibit Name

(d)	Indenture, dated as of December 7, 2004, between Synaptics Incorporated and American Stock Transfer & Trust Company relating to the 0.75% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Current Report on Form 8-K as filed with the SEC on December 7, 2004).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SYNAPTICS INCORPORATED
Date: October 28, 2009	By:	/s/ Kathleen A. Bayless
Kathleen A. Bayless
Chief Financial Officer, Secretary, and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009.

(a)(1)(B)	Form of Holder Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9.

(a)(5)	Press Release Regarding Put Option, dated October 28, 2009.

(b)	Not applicable.

(d)	Indenture, dated as of December 7, 2004, between Synaptics Incorporated and American Stock Transfer & Trust Company relating to the 0.75% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Current Report on Form 8-K as filed with the SEC on December 7, 2004).

(g)	Not applicable.

(h)	Not applicable.

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